EXHIBIT 22.1

Subsidiary Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize Securities of the Registrant

The following securities (collectively, the “Puget Energy Senior Secured Notes”) issued by Puget Energy, Inc., a Washington corporation, were outstanding as of September 30, 2025:

Name of Issuer	Description of Security
Puget Energy, Inc.	2.379% Senior Secured Notes due 2028
Puget Energy, Inc.	4.100% Senior Secured Notes due 2030
Puget Energy, Inc.	4.224% Senior Secured Notes due 2032
Puget Energy, Inc.	5.725% Senior Secured Notes due 2035

Pledged Security Collateral

As of September 30, 2025, the obligations under the Puget Energy Senior Secured Notes were secured by pledges of the capital stock of the following affiliates of Puget Energy, Inc.:

Name of Issuer	Issuer Jurisdiction of Organization	Number of Shares Owned	Percent of Interest Owned	Percent of Interest Pledged
Puget Sound Energy, Inc.	Washington	85,903,791	100%	100%